SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)

                                 Cynosure, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232577205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

CUSIP No. 232577205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Capital Management, LP(1)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     566,230

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     566,230

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     566,230

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.06%

12.  TYPE OF REPORTING PERSON

     PN

----------
(1) Peninsula Capital Management, LP may be deemed to be a beneficial owner of such securities by virtue of its role as the general partner and/or investment manager of certain private investment funds which own such securities. Peninsula Capital Management, LP, has replaced Peninsula Capital Management, Inc. and PCM Capital, LLC as the general partner of Peninsula Fund, L.P., and Peninsula Technology Fund, L.P., respectively, which had been reported in the original Schedule 13G filed on June 26, 2006.

CUSIP No. 232577205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     342,218

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     342,218

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     342,218

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.90%

12.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 232577205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Scott Bedford (2)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     566,230

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     566,230

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     566,230

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.06%

12.  TYPE OF REPORTING PERSON

     IN

----------
(2) Mr. Bedford may be deemed to be a beneficial owner of such securities by virtue of his role as President of Peninsula Capital Management, Inc. which is the general partner of Peninsula Capital Management, LP.

CUSIP No. 232577205
          ---------

Item 1(a).  Name of Issuer:

            Cynosure, Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5 Carlisle Road
            Westford, MA, 01886
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            Peninsula Capital Management, LP
            Peninsula Fund L.P.
            Scott Bedford
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Peninsula Capital Management, LP
            235 Pine Street, Suite 1818
            San Francisco, CA  94104

            Peninsula Fund, L.P.
            235 Pine Street, Suite 1818
            San Francisco, CA  94104

            Scott Bedford
            c/o Peninsula Capital Management, LP
            235 Pine Street, Suite 1818
            San Francisco, CA  94104
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            Peninsula Capital Management, LP - California limited partnership Peninsula Fund, L.P. - California limited partnership
            Scott Bedford - United States citizen
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Class A Common Stock, par value, $.001
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            232577205
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Peninsula Capital Management, LP - 566,230 shares
          Peninsula Fund, L.P. - 342,218 shares
          Scott Bedford - 566,230 shares
          ----------------------------------------------------------------------

     (b)  Percent of class:

          Peninsula Capital Management, LP - 8.06%
          Peninsula Fund, L.P. - 4.90%
          Scott Bedford - 8.06%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote
               Peninsula Capital Management, LP - 0
               Peninsula Fund, L.P. - 0
               Scott Bedford - 0
               ----------------------------------------------------------------,

          (ii) Shared power to vote or to direct the vote
               Peninsula Capital Management, LP - 566,230
               Peninsula Fund, L.P. - 342,218
               Scott Bedford - 566,230
               ----------------------------------------------------------------,

         (iii) Sole power to dispose or to direct the disposition of
               Peninsula Capital Management, LP - 0
               Peninsula Fund, L.P. - 0
               Scott Bedford - 0
               ----------------------------------------------------------------,

          (iv) Shared power to dispose or to direct the
               disposition of
               Peninsula Capital Management, LP - 566,230
               Peninsula Fund, L.P. - 342,218
               Scott Bedford - 566,230
               ----------------------------------------------------------------.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

          This Amendment reflects that as of the date of this filing
          Peninsula Fund, L.P. owns less than 5% of the Common Stock of the Issuer.
          ----------------------------------------------------------------------

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          N/A
          ----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

          N/A
          ----------------------------------------------------------------------

Item 8.   Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

          N/A
          ----------------------------------------------------------------------

Item 9.   Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ----------------------------------------------------------------------

Item 10.  Certifications.

     By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 14, 2007
                                          --------------------------------------
                                                        (Date)


                                          PENINSULA CAPITAL MANAGEMENT, LP*

                                          By: /s/ Scott Bedford
                                              -----------------
                                          Name:  Scott Bedford
                                          Title: Principal


                                          PENINSULA FUND, L.P.*

                                          By:  PENINSULA CAPITAL MANAGEMENT, LP
                                               Its general partner

                                          By: /s/ Scott Bedford
                                              -----------------
                                          Name:  Scott Bedford
                                          Title: Principal

                                          /s/ Scott Bedford
                                          -----------------
                                          SCOTT BEDFORD*

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

                                                                       EXHIBIT A

                                    AGREEMENT

     The undersigned agree that this Schedule 13G/A dated February 14, 2007 relating to the Class A Common Stock, par value $.001, of Cynosure Inc. shall be filed on behalf of the undersigned.


                                          PENINSULA CAPITAL MANAGEMENT, LP

                                          By: /s/ Scott Bedford
                                              -----------------
                                          Name:  Scott Bedford
                                          Title: Principal


                                          PENINSULA FUND, L.P.

                                          By:  PENINSULA CAPITAL MANAGEMENT, LP
                                               Its general partner

                                          By: /s/ Scott Bedford
                                              -----------------
                                          Name: Scott Bedford
                                          Title: Principal

                                          /s/ Scott Bedford
                                          -----------------
                                          SCOTT BEDFORD

SK 03847 0001 747054